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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 REC'D
DIVISION OF TRADING & MARKETS

SECU

19005589

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P & M Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Towne Square, Suite 425
(No. and Street)

Southfield	MI	48076-3769
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Trotta — 248-603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name – *if individual, state last, first, middle name*)

2699 South Bayshore Drive	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Matthew G. Jamison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P & M Corporate Finance, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIVIENNE JANE MCCRACKEN
Notary Public - State of Michigan
Oakland County
My Commission Expires Jan 10, 2022
Acting in the County of Oakland

Vivienne Jane McCracken
Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition

P & M Corporate Finance, LLC

December 31, 2018

P & M CORPORATE FINANCE, LLC

DECEMBER 31, 2018

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of P&M Corporate Finance, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of P&M Corporate Finance, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of P&M Corporate Finance, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, P&M Corporate Finance, LLC has changed its method of accounting for revenue transactions with customers due to the adoption of Accounting Standards Update 2014-09, *Revenue from Contracts with Customers*, as amended.

Basis for Opinion

This financial statement is the responsibility of P&M Corporate Finance, LLC's management. Our responsibility is to express an opinion on P&M Corporate Finance, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to P&M Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as P&M Corporate Finance, LLC's auditor since 2016.

Miami, Florida
February 13, 2019

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS	
CASH AND CASH EQUIVALENTS	$ 5,157,574
RESTRICTED CASH	4,193
ACCOUNTS RECEIVABLE	118,867
DEFERRED CONTRACT COSTS	538,101
PROPERTY AND EQUIPMENT- NET	70,440
OTHER ASSETS	243,158
DUE FROM RELATED PARTIES	23,607
TOTAL ASSETS	$ 6,155,940
LIABILITIES	
ACCRUED PAYROLL AND OTHER LIABILITIES	$ 1,999,730
DEFERRED REVENUE	538,101
DUE TO RELATED PARTY	47,934
TOTAL LIABILITIES	2,585,765
MEMBERS' EQUITY	
MEMBERS' EQUITY	3,570,175
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,155,940

The accompanying notes are an integral part of this financial statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

P & M Corporate Finance, LLC (the Company or PMCF) is a broker-dealer registered with the Securities and Exchange Commission (SEC) in forty-six states and two territories, including Michigan, Colorado, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in investment banking for the middle market.

The Company is a limited liability company that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is engaged in various brokerage activities, which comprise several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

Changes in Accounting Principles

Effective January 1, 2018, PMCF adopted Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, which has been codified in Accounting Standards Codification ("ASC") Topic 606. The new guidance introduces a five-step model for recognizing revenue, and also requires additional disclosures about the nature, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. The Company elected to apply the new revenue recognition guidance using the modified retrospective method as of January 1, 2018 to all contracts that were not completed contracts at that date. The adoption of ASU 2014-09 resulted in the recognition of deferred contract costs and deferred revenue of $278,982, with no effect on the Company's financial position as of January 1, 2018. Refer to the Revenue Recognition significant accounting policies and Note 3 for additional information.

Effective January 1, 2018, the Company also adopted the provisions of ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*. The new guidance requires the statement of cash flows to explain the change during the period in total cash, cash equivalents and restricted cash. Previously, the statement of cash flows only provided information on amounts classified as cash and cash equivalents in the statement of financial position. To reflect the adoption of ASU 2016-18, cash and cash equivalents at the beginning of the year on the statement of cash flows has been increased by $4,943 to include restricted cash at that date.

Revenue Recognition

The Company is involved in various investment banking activities that fall into two broad categories for revenue recognition purposes. These activities are Contingent Fee Investment Banking Services and Consulting Fee Based Services.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For Contingent Fee Investment Banking Services, the Company has a single performance obligation upon its agreement with the client to render investment banking services with the goal of assisting the client in consummating a sale, acquisition, or financing transaction. Because the Company does not transfer control of this service over time and does not meet the criteria to recognize revenue over time, revenue is recognized at a point in time, which is the date the transaction closes or when the engagement is terminated or is not consumated.

For Consulting Fee Based Services, the Company has a single performance obligation to the client to provide a unique deliverable. The criterion for over time revenue recognition are not met because should the engagement be terminated, another service provider would need to reperform the work the Company has completed. Therefore, revenue is recognized at a point in time when the Company has fulfilled its obligations to the client, which occurs upon completion of the unique deliverable.

Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days when acquired to be cash equivalents.

Restricted Cash

The Company has $4,193 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

Concentration of Credit Risk

Given the nature of the Company's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, the Company's revenue stream does not rely on any one customer or group of customers.

Three customers comprised approximately 80% of the accounts receivable balance at December 31, 2018.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days from the invoice date. The Company generally collects receivables within 30 days.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. Management considers all accounts receivable collectible and, therefore, an allowance for doubtful accounts has not been recorded at December 31, 2018.

Deferred Contract Costs and Deferred Revenue

Deferred contract costs relate to capitalized labor and other costs to fulfill contracts under in-process engagements with customers. These costs include amounts that fulfill the Company's expected obligations under a client contract, and do not include any amounts incurred to obtain the contract. Costs have been deferred only to the extent of nonrefundable contract retainers and expense reimbursements, which are reported as deferred revenue, since recovery in excess of these amounts would be contingent upon the transaction closing.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

Income Taxes

The Company is a Michigan Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the "Assessment") for tax years beginning after December 31, 2017, rather than the partners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current partners' pro-rata at the time the Assessment is levied absent claw-back provisions to any former partners or other special allocation provisions within the entity's governing documents.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

3. REVENUE RECOGNTION

Contingent Fee Investment Banking Services consists of investment banking services with the goal of assisting the client in consummating a transaction. The transaction fee for Contingent Investment Banking Services generally consists of nonrefundable retainers, a contingent transaction fee, and expense reimbursements. The nonrefundable retainers and expense reimbursements are collected at the beginning and throughout the contract term, whereas, the contingent transaction fee is collected only upon the close of a transaction. Contract costs, which consist of labor (base salary, fringes, and bonus) and out-of-pocket expenses, are deferred to the extent of nonrefundable retainers and expense reimbursements, which are reported as deferred revenue.

Because there is a single performance obligation, all revenue, including the nonrefundable retainers, transaction fee and expense reimbursements are recognized as revenue at the date the transaction closes. Should the engagement be terminated, or should a transaction not be consummated, the nonrefundable retainers and expense reimbursements are recognized as revenue at the termination of the Company's services. Deferred contract costs are amortized when the transaction closes or the engagement is terminated. Given the inherent uncertainty in evaluating whether Contingent Investment Banking Service transactions will close and the related fees that will be generated, it is not possible to estimate the amount of transaction fees that will be earned in 2019 for in-process contracts at December 31, 2018.

Consulting Fee Based Services consist of an agreement with the client to provide a unique deliverable. The consulting fee consists of a single fixed fee and the reimbursement of out-of-pocket expenses. Invoices are sent to customers periodically during the course of the contract, including expense reimbursements. Revenue is recognized at a point in time when the Company has fulfilled its obligations to the client, which occurs upon completion of the unique deliverable. No allocation of the consulting fee is necessary because there is only a single performance obligation. The Company had no Consulting Fee Based Service engagements in progress as of December 31, 2018.

The amounts of accounts receivable, deferred contract costs and deferred revenue as of January 1, 2018 and December 31, 2018 are as follows:

	January 1, 2018	December 31, 2018
Accounts Receivable	$ 126,915	$ 118,867
Deferred Contract Costs	278,982	538,101
Deferred Revenue	278,982	538,101

NOTES TO THE FINANCIAL STATEMENT

3. REVENUE RECOGNTION (Continued)

The increase in the deferred contract costs and deferred revenue during 2018 is due to an increase in the number of in-process contracts at December 31, 2018 when compared with January 1, 2018.

4. PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	Amount	Depreciable Life- Years
Leasehold improvements	$ 27,132	5
Furniture and fixtures	163,469	5-7
Computer equipment	39,061	5
Total cost	229,662	
Accumulated depreciation	159,222	
Net Fixed Assets	$ 70,440	

5. MEMBERS' EQUITY

The authorized units of capital total 100,600, with 100,000 units designated Class A units and 600 units designated as Class B units all of which are issued and outstanding. The Class A units have full voting and distribution rights, whereas the Class B units are non-voting and do not share in distributions of the Company. The Class B units have a preference in the event of a liquidation of the Company. In the event of liquidation, the holder of the Class B units will be entitled to a distribution equal to $1,000 per Class B unit plus interest prior to any liquidating distribution to the Class A unit holders.

6. RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly-owned subsidiary of P&M Holding Group, LLP (PMHG), the former majority member of the Company and current minority member, whereby PM, PLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain staff-related expenses and other expenses were paid by PM, PLLC on the Company's behalf.

NOTES TO THE FINANCIAL STATEMENT

6. RELATED PARTY TRANSACTIONS (Continued)

The expenses are reimbursed by the Company on a monthly basis. Provisions of the Agreement relating to non-facility services remained in effect until December 31, 2018. The facility services portion of the Agreement was effective October 1, 2018 through year end. The remaining portions of the Agreement are being carried forward on a month-to-month basis with a modest increase of 3 percent and are expected to be renewed through December 31, 2019.

At December 31, 2018, due to related party consisted of amounts due to PM, PLLC related to services under the Agreement.

The Company also has an Overhead and Facility Agreement to provide various consulting and accounting support services to Riverside Advisors, LLC (Riverside), an entity affiliated by common ownership. The Company charges Riverside a monthly fee for these administrative services. The Company provides space in one of its offices to Riverside and charges Riverside a facility allocation based on its pro-rata share of the costs. The services and charges to Riverside will be revisited annually. The amount due from Riverside at December 31, 2018 is approximately $23,000.

7. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $3,109,583, which was $2,973,072 in excess of its required net capital of $136,511.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2018, the ratio was .66 to 1.

8. RETIREMENT PLANS

The Company provides 401(k) and profit sharing plans for substantially all employees. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 2% of the participant's total compensation.

The Company's profit sharing plan provides for discretionary contributions ranging from 3% to 9% of an employee's compensation, as defined.

NOTES TO THE FINANCIAL STATEMENT

9. OPERATING LEASES

In February 2014, the Company entered into an agreement to lease space for one of its offices. The lease term is for five years and five months with the option for one five-year extension. The initial term of the lease began in July 2014 after various improvements were made to the existing space. The lease provides for monthly rent plus the Company's share of property taxes, utilities, and maintenance costs. The Company expects to renew the lease upon expiration.

In March 2017, the Company entered into an agreement to lease space for another of its offices. The lease term is for seven years and seven months with the option for one five-year extension. The initial term of the lease began in August 2017 after various improvements were made to the existing space. The lease provides for monthly rent plus the Company's share of property taxes, utilities, and maintenance costs.

Approximate future minimum annual commitments under all operating leases are as follows:

Year Ending December 31,	
2019	$ 200,800
2020	144,300
2021	148,700
2022	153,100
2023	157,700
Thereafter	190,000
Total minumum future payments required	$ 994,600

10. BUSINESS COMBINATION

On October 1, 2018, the Company entered into an Asset Purchase Agreement (APA) with EKS&H Capital Advisors (EKSH CA), EKS&H TBA Investments, LLC (TBA Investments) and EKS&H Management, LLP (Management), through which PMCF acquired the investment banking activities of EKSH CA in Denver, Colorado. TBA Investments and Management became affiliates of P&M Holding Group, LLP at the time of this acquisition. Concurrent with the APA, PMCF entered into a Profit Sharing and Reimbursement Agreement (PSRA) with TBA Investments and Management that provides the terms under which any profits are shared or losses reimbursed by the parties during the term of the PSRA. This transaction was treated as a business combination accounted for using the acquisition method. There was no cash or other non-contingent consideration transferred to the sellers under the APA. Assets acquired consisted primarily of customer contracts and relationships, which were not significant, and no liabilities were assumed. Transaction costs were not significant and have been expensed as incurred.

Under the PSRA, PMCF is obligated to make a profit sharing payment to TBA Investments for the first $400,000 of profit should the Denver Revenues exceed the Denver Expenses (as those terms are defined in the PSRA) over the Term of the agreement. Conversely, should the Denver Expenses exceed the Denver Revenues, TBA Investments and Management are obligated to reimburse those losses to PMCF. The Term of the PSRA expires on September 30, 2019, or earlier if the agreement is

NOTES TO THE FINANCIAL STATEMENT

10. BUSINESS COMBINATION (Continued)

terminated by TBA Investments. At closing, TBA Investments transferred approximately $581,000 to PMCF to cover estimated expenses for a portion of the Term of the agreement.

The potential obligation to make a profit sharing payment to TBA Investments is considered to be a contingent consideration arrangement, the fair value of which has been deemed insignificant at the acquisition date and the date these financial statements are issued. Whether some portion or all of the advance will need to be repaid to TBA Investments will not be known until the end of the Term of the agreement. The amount is included in Accrued Payroll and Other Liabilities on the balance sheet.

11. UPCOMING ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) issued ASU 2016-02, Leases, which will supersede the current lease requirements in ASC 840. The ASU requires lessees to recognize a right-to-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. Currently, leases are classified as either capital or operating, with only capital leases recognized on the balance sheet. The reporting of lease-related expenses in the statements of operations and cash flows will be generally consistent with the current guidance. The new lease guidance will be effective for the Company's year ending December 31, 2019 and will be applied using a modified retrospective transition method as of January 2019. The new lease standard is expected to have a significant effect on the Company's financial statements as a result of the Company's operating leases, as disclosed in Note 9 that will be reported on the balance sheet at adoption. Upon adoption, the Company will recognize a lease liability and corresponding right-to-use asset based on the present value of the minimum lease payments. The effect of applying the new lease guidance is expected to increase long-term assets by approximately $740,000, increase short-term and long-term liabilities by approximately $53,000 and $687,000, respectively, with no impact on equity.